Exhibit 12

Open Solutions, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Amounts in thousands of dollars)

	Year Ended December 31,						Six Months Ended

	2000	2001	2002	2003		2004	June 30, 2005

Pre-tax income (loss)	$(14,665)	$(9,911)	$(2,865)	$1,543		$17,683	$11,340

Fixed charges:

Interest expense	—	4	27	154		125	2,067

Rent expense – 33%	236	326	357	472		799	1,111

Preferred stock accretion	—	—	—	31,500		—	—

Total fixed charges	$236	$330	$384	$32,126		$924	$3,178

Pre-tax income (loss), plus total fixed charges less preferred stock accretion	$(14,429)	$(9,581)	$(2,481)	$2,169		$18,607	$14,518

Ratio of earnings to fixed charges	(A )	(A )	(A )	(A	)	20.14	4.57

(A)	Due to the registrant’s loss in 2000, 2001, 2002 and 2003, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $14,665, $9,911, $2,865 and $29,957 to achieve a coverage ratio of 1:1 in the years ended December 31, 2000, 2001, 2002 and 2003, respectively.